May 20, 2013

VIA EDGAR

Patrick Gilmore

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Intralinks Holdings, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 11, 2013
File No. 001-34832

Dear Mr. Gilmore:

We have received the comment letter dated May 7, 2013 of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) regarding the above referenced filing (the “Form 10-K”) made by Intralinks Holdings, Inc. (the “Company,” “we,” “us” or “our”). The following represents our response to the Staff’s comments. For ease of reference, we have included the original comments below and have provided our responses after the comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 1. Business

Geographic Information, page 10

Staff Comment # 1:

It does not appear that you have provided the information required by Item 101(d) of Regulation S-K with respect to financial information about geographic areas. While we note that you have provided related information in Note 14 to the financial statements, this information does not appear to address all of the information required by Item 101(d)(1)(ii) of Regulation S-K. Moreover, to the extent you do not include the information required by Item 101 in the business section, note that Item 101(d)(2) provides that a cross-reference to the relevant section of the financial statements be included in the business section to avoid presenting duplicative data. Please advise.

Response:

We acknowledge the Staff’s comment and will disclose in our future filings on Form 10-K all information required by Item 101(d)(1)(ii). To the extent that this information is not disclosed in the business section, to avoid duplicative information, we will include a cross-reference in the business section to the relevant section of our Consolidated Financial Statements containing such information in accordance with Item 101(d)(2) of Regulation S-K. In this regard, we supplementally advise the Staff that the amount of the Company’s long-lived assets, other than financial instruments, long-term customer relationships of a financial institution, mortgage and other servicing rights, deferred policy acquisition costs and deferred tax assets, during the years ended December 31, 2010, 2011 and 2012, was immaterial outside of the United States and in any individual foreign country.

150 East 42nd Street, 8th Floor, New York, NY 10017 • (t) 212-543-7700

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures, page 35

Staff Comment # 2:

We note your disclosure on page 36 that your non-GAAP measures provide additional information that is useful “internally, for managing the cash needs of your business.” We noted similar disclosure included in your Form 8-K filed on February 21, 2013. Please clarify which of your non-GAAP measures this statement relates to. To the extent that it relates to measures other than Free Cash Flow, please tell us whether the measure was intended to convey information regarding your liquidity and explain why you did not reconcile the measure to an element of your cash flow statement.

Response:

We acknowledge the Staff’s comment and advise the Staff that only the “free cash flow” non-GAAP measure relates to our internal management of the cash needs of our business. In response to the Staff’s comment, we also intend in future filings, as applicable, to clarify in our disclosure regarding our use of non-GAAP measures that free cash flow (a) represents cash flows from operations less (i) capital expenditures and (ii) capitalized software development costs (each of which is a line item on the Company’s Consolidated Statement of Cash Flows) and (b) provides the Company’s management with information useful for managing the cash needs of the Company’s business. We have included this clarifying disclosure in the Form 8-K announcing the Company’s earnings and results of operations for the fiscal quarter ended March 31, 2013, filed on May 8, 2013, and the Form 10-Q for the fiscal quarter ended March 31, 2013, filed on May 10, 2013.

Results of Operations

Comparison for the Years ended December 31, 2012 and 2011

Revenue, page 46

Staff Comment # 3:

We note your disclosure on page 38 that you monitor the mix of subscription and transaction customers. Please tell us what consideration was given to quantifying revenue from subscription and transaction customers and to discussing the changes in revenue attributed to these arrangements. Please refer to Item 303(A)(3) of Regulation S-K and Section III.B of SEC Release 33-8350.

Response:

We acknowledge the Staff’s comment and advise the Staff that management periodically evaluates the continued appropriateness of our supplemental reporting of revenue. In assessing whether to change the manner in which we quantify our revenue, we consider our subscription and transaction revenue, as well as other revenue metrics, in light of current business objectives, growth initiatives, our own and our investors’ assessment of corporate performance, comparable company reporting and other factors.  To date, we have monitored our revenue metrics and trends by principal market. On April 29, 2013, we launched our Intralinks VIA™ service offering, which we offer on a subscription basis.  In connection with that offering and the continued development of our business direction under the leadership of our new management team, we are further evaluating the manner in which we supplementally quantify our revenue to identify the revenue disclosure model that best describes the Company’s future business and optimizes the understandability of the Company’s results of operations.  In that regard, we will consider the mix of subscription and transaction revenue.

150 East 42nd Street, 8th Floor, New York, NY 10017 • (t) 212-543-7700

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies

Revenue Recognition, page 71

Staff Comment # 4:

Please describe how you account for optional services when these services are included in a multiple element arrangement. In this regard, tell us whether these services are separable from the other elements of your arrangement and if so, describe how you considered ASC 605-25-30-2. Also, please tell us what consideration you gave to revising your disclosure in future filings to describe your accounting for arrangements that include optional services.

Response:

Some of the services we offer to our clients are through multiple-element arrangements, certain of which contain offerings for optional services, including document scanning, data archiving and other professional services.

Revenue for optional services included in multiple-element arrangements is recognized as delivered or completed, as these optional services are considered to have stand-alone value from other elements and are priced as separate optional services within subscription contracts. Contract values for optional services have been greater than or equal to estimated selling prices on a stand-alone basis; as such, we have historically not had to allocate value associated with any incremental discounts.

Additionally, certain of our contracts contain provisions for set-up and implementation services relating to the customer’s use of our platform. We believe that these set-up and implementation services generally provide value to the customer over the entire period that the customer utilizes our offerings, including renewal periods, and therefore the revenue related to these services is recognized over the longer of the contract term or the estimated relationship life. We continue to evaluate from time to time the length of the amortization period of the revenue related to set up and implementation fees as we gain more experience with customer contract renewals.

The amount of revenue attributable to optional services and to set-up and implementation services during 2012 was not material. As such, we believe that the Company’s existing disclosures are adequate.

150 East 42nd Street, 8th Floor, New York, NY 10017 • (t) 212-543-7700

Note 4 - Goodwill and Other Intangibles

Goodwill, page 77

Staff Comment # 5:

We note that during the second quarter of 2012 you performed an interim goodwill impairment test as a result of your continued depressed stock price and your market capitalization relative to net book value. Please tell us whether your reporting unit had an estimated fair value that was not substantially in excess of the carrying value and was at potential risk of failing step-one of your goodwill impairment analysis and provide the percentage by which fair value exceeded carrying value. We further note that your annual goodwill impairment test completed in October 2012 appeared to rely solely on a qualitative analysis. If you concluded that the fair value of the reporting unit was not substantially in excess of the carrying value and was at potential risk of failing step-one please tell us how you concluded that it was appropriate to only perform a qualitative analysis in October 2012.

Response:

We supplementally advise the Staff that the interim goodwill impairment test performed during the second quarter of 2012 resulted in a conclusion that the estimated fair value of the enterprise's equity fair value was in excess of its stockholders' equity. This was based on a calculation of our market capitalization adjusted for a control premium as of June 30, 2012, supplemented by a discounted cash flow analysis of our future projected results. Since the stock price and number of outstanding shares of the Company's common stock are publicly available, we recognize that a reader of the Company's quarterly and annual filings with the Commission can readily calculate the sensitivity between market capitalization and book value and determine an implied control premium on our market capitalization. Furthermore, given the sensitivity to the stock price used in this valuation calculation, we did not view disclosing the percentage excess to be as relevant a disclosure measure as providing transparency regarding the risk of a future impairment if the Company's stock price were to continue to decline. For instance, had the fair value calculation been performed using the stock price as of the date of the filing of the Company's Form 10-Q for the fiscal quarter ended June 30, 2012 or the average stock price for the quarter, for example, the market capitalization would have exceeded the net book value by 12.9% and 0.9%, respectively.

As a single reporting unit entity, we believe the Company’s market capitalization represents the best indicator of fair value, absent unusual events impacting its stock price. Our calculation of fair value performed in the second quarter of 2012 also considered qualitative factors that we believed caused a temporary decline in the stock price that was not reflective of the fair value of the enterprise.

Our Step 0 analysis, conducted in October 2012, was based on a partial update to the valuation performed in June 2012. We considered the Company’s current market capitalization, which, even without a control premium, suggested that the fair value of the enterprise exceeded book value by 13.8%. Given that an increase or decrease in the price of our common stock would have a more substantial impact on this valuation calculation than a change in the discounted cash flow analysis, we considered this analysis sufficient, along with other qualitative considerations, to conclude that there were no indicators that goodwill had been impaired as of October 2012.

Note 16 - Commitments and Contingencies

Legal Proceedings, page 93

Staff Comment # 6:

We note the disclosure regarding your ongoing Securities Class Action and Shareholder Derivative Action lawsuits. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, in your next periodic filing, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Refer to ASC 450-20-50.

150 East 42nd Street, 8th Floor, New York, NY 10017 • (t) 212-543-7700

Response:

We acknowledge the Staff’s comment and note that the Company has not concluded that it is a reasonable possibility that a loss exceeding amounts already recognized may have been incurred. As stated in the Form 10-K and in the Quarterly Report on Form 10-Q for the quarter ended March 31, 2013, as filed on May 10, 2013, we continue to believe that the Securities Class Action and the Derivative Action lawsuits are without merit.

Item 10. Directors, Executive Officers and Corporate Governance, page 96

Staff Comment # 7:

You indicate that the required disclosure is incorporated by reference from your definitive proxy statement, but you have not clearly identified, by caption or otherwise, the material incorporated by reference as required by Securities Exchange Act Rule 12b-23(b). In future filings, please ensure that the Part III disclosure identifies by title the section of your definitive proxy statement from which you are incorporating by reference the required disclosure, or otherwise clearly identify the material incorporated by reference. This comment also applies to Items 11 - 14 of Part III of your Form 10-K.

Response:

We acknowledge the Staff’s comment. In future filings, when incorporating required disclosure by reference, we will identify, by caption, section heading or other appropriate reference, the specific location where the incorporated disclosure can be found.

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The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me at (212) 543-7700 should you have any questions or comments to this response.

Very truly yours,

/s/ Derek Irwin

Derek Irwin

Chief Financial Officer

cc:	Ronald W. Hovsepian, President and Chief Executive Officer, Intralinks Holdings, Inc.
Scott N. Semel, Executive Vice President, General Counsel and Secretary, Intralinks Holdings, Inc.
Stephen M. Davis, Goodwin Procter LLP
Edward A. King, Goodwin Procter LLP
Sharon L. Kane, PricewaterhouseCoopers LLP

150 East 42nd Street, 8th Floor, New York, NY 10017 • (t) 212-543-7700